Invest in SportBLX Thoroughbreds

Technology | Sports | Animals | Horse | Horse Race

For the first time, the public can join the Triple Crown Dream

SPORTBLX.COM/OFFERINGS/SPORTBLX-THOROUGHBREDS NEW YORK NEW YORK


SPORT
THOROUGHBREDS



SportBLX Thoroughbreds endeavors to revolutionize the industry and give fans the opportunity to experience the thrill of racehorse ownership at the highest levels of competition.

Joseph De Perio Co-Founder and Board Member @ SportBLX Thoroughbreds

Why you may want to invest in us...

1. We are giving investors an opportunity to own a high quality stable of well-bred racehorses.
2. One of the portfolio thoroughbreds, Max Player, is pointed to the Belmont Stakes on June 20, 2020.
3. All four thoroughbreds have strong pedigrees on both sides of their families. SportBLX Thoroughbreds owns 13.6% of the racehorses.
4. Owners of 5% of SportBLX Thoroughbreds Corp. will have a right of first offer in a sale of any of the horses.
5. Limited opportunity to own an equity stake in the company and partner with some of the most successful names in the industry as a co-owner.
6. We are different then the industry's syndicate models and do not charge a markup to our investors.
7. Owners will have access to unique content on the SportBLX site and be eligible for unique on-track experiences.
8. You can buy a share for anyone who is a fan of horse racing or the Belmont Stakes - yourself, your family, or friends.

Why investors ❤ us

WE'VE RAISED $201,160 SINCE OUR FOUNDING

"He's [Max Player] becoming more professional all the time in his morning workouts. Anyone that watched his two races at Parx could see he ran pretty green. He got pinched out a little bit into the first turn and Dylan did a nice job of getting him back into the race and into the clear. He had a bit of a wide trip, but it was a great ride by Dylan. He's shown us in the morning that he's had a lot of run at the end of his workouts. It's exciting. I would think the Wood Memorial would be the right spot."

Linda Rice

Thoroughbred horse racing trainer and bloodstock agent.



Love the pedigree

Mike Kiely



I love the sport of horse racing but cant afford to buy a racehorse. This lets me own a tiny piece and see what it would be like

Anthony Sparno Jr.

SEE MORE

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Our team

AND OUR MAJOR ACCOMPLISHMENTS



Joseph De Perio

Co-Founder and Board Member

Co-Founder of Sport-BLX, Inc. Former Senior Portfolio Manager of Clinton Group, Inc., a family office and multi-strategy hedge fund firm.



John Hall

Officer

Executive VP, Operations, of Sport-BLX, Inc. Previously a Senior Managing Director Clinton Group, Inc.



Dale Holly

Thoroughbred Manager

Manager of K&G Stables since 2006 having been in the thoroughbred breeding business since 1980. Accomplished horseman.



Tyler Sloan

Product Manager

Product Manager, of Sport-BLX, Inc. Prior experience includes consulting, marketing, and product oversight for global fintech and blockchain companies.

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Peter Rawlins

Officer

Executive VP, Trading and Execution, of Sport-BLX, Inc. Previously a Senior Managing Director Clinton Group, Inc.

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In the news

    

Downloads

- SportBLX Thoroughbreds Brochure.pdf
- Max Player Pedigree.pdf
- Adara Pedigree.pdf
- Swingman Pedigree.pdf
- Max Player Racing Form.pdf
- SportBLX Thoroughbreds Appraisal 0220 .pdf
- Articles Amendments Bylaws.pdf

INVEST IN A STRONG PORTFOLIO OF RACEHORSES

The Corporation owns several horses, all well-bred, providing investors with diversity and multiple opportunities for on-track excitement. The portfolio is led by Max Player a well-bred three-year old son of Honor Code. He is being pointed to the **Belmont Stakes** on June 20th. Ownership in SportBLX Thoroughbreds gives investors a shot at being part of the **Triple Crown experience** if Max Player continues to perform.

PORTFOLIO DETAILS

SportBLX Thoroughbreds owns 13.6% of several horses: **Max Player**, a three-year old Honor Code colt and winner of the G3 Withers Stakes, **Swingman**, a two-year old Tonalist colt in training, and an **unnamed yearling filly** by Munnings out of an A.P. Indy mare. SportBLX Thoroughbreds is raising additional capital to buy an additional stake in Max Player and **Adara**, a two-year old Empire Maker colt in training, and additional racehorses.

As of late February 2020, the third-party appraised values for the three owned horses are $1.75 million for Max Player and $100,000 each for Swingman and the unnamed yearling filly (the appraisals are set forth as an attachment on the site). Thus, the Company's value today is approximately $280,000 including cash on hand. The Company has 3,078 shares outstanding, so the capital raise is being done at **$92.00 per share**.


SportBLX Thoroughbreds owns 13.6% of the following race horses:
Max Player
Swingman
Unnamed Filly
SportBLX Thoroughbreds is raising additional capital to buy an additional stake in MAX PLAYER and ADARA, a two-year old Empire Maker colt in training.
Adara



Max Player (Honor Code – Fools in Love)



Adara (Empire Maker – Mattie Camp)



Swingman (Tonalist - Eternal Grace)



Unnamed Filly (Munnings - Indy Annestesia)

How Does It Work?

Investors will be purchasing an equity interest in SportBLX Thoroughbreds Corp, a company that owns a portfolio of horses and is managed by SportBLX, Inc. Money raised from this offering will be used to purchase additional racehorses and pay expenses arising from the training, care, and other typical expenses necessary to manage a horse. At the minimum offering size of $276,000, an additional 10% of **Max Player** and 25% of **Adara** will be purchased. At the Reg CF maximum offering size of $1,070,000, an additional 25% of Max Player, 100% of Adara and 86.4% of each of Swingman and the unnamed filly will be purchased. Investors are entitled to a share of revenue from racing, breeding, and all other sources of revenue generated by each horse. Additionally, excess cash received from purses may be used to make distributions to shareholders, and, or purchase additional horses which the investors will also share an equity stake in.

The Corporation intends to raise additional capital above $1,070,000 (in the case of our offering $1,069,960 since we will not issue partial shares) to a maximum total offering size of $1,999,998 from additional accredited investors using Reg D. In this case, cash raised above the $1,069,960 will accrue to the Corporation's balance sheet for additional purchases of other racehorses thus diversifying shareholders in multiple racehorses.

Invest today and join the Triple Crown dream!



Investor Q&A

– COLLAPSE ALL

What does your company do?

SportBLX Thoroughbreds' goal is to bring the thrill of thoroughbred ownership to fans and investors. The corporation owns 13.6% of each of Max Player, Swingman, and an Unnamed Munnings Filly - and is providing the general public an opportunity to invest in a Triple Crown contender in Max Player. Investors will have access to unique content on the SportBLX site and be eligible for unique on-track experiences.

Where will your company be in 5 years?

We would like the corporation to be a powerhouse in the racing industry executing our mission to innovate and bring new owners into the sport. With Max Player's recent victory our company has already gained significant traction in the racing industry. Besides owning runners in stakes races, we would like to have an established band of broodmares and stallion prospects to expose investors to the breeding business. We will work tirelessly to preserve and increase shareholder value.

Why did you choose this idea?

SportBLX Thoroughbreds endeavors to revolutionize the industry and give fans the opportunity to experience the thrill of racehorse ownership at the highest levels of competition.

What am I investing in?

Investors are purchasing an equity interest in a company with a portfolio of horses managed by SportBLX, Inc. Money raised from this offering will be used to pay expenses arising from the training, care, and other typical expenses necessary to manage a horse. Investors are entitled to a share of revenue from racing, breeding, and all other sources of revenue generated by each horse.

What is SportBLX?

SportBLX is an web-based portal that allows fans and investors all over the world to own shares of unique assets in sports. Our goal at SportBLX is to deliver a robust marketplace for all fan tastes and investment strategies.

What horses are included in this portfolio?

SportBLX Thoroughbreds is a corporation which owns 13.6% of each of Max Player, Swingman, and an Unnamed Munnings Filly. Max Player, a three-year old colt by Honor Code colt out of Fools in Love (by: Not For Love), is the winner of the G3 Withers Stakes and Triple Crown hopeful. Adara, a two-year old colt by Emprie Maker out of Mattie Camp (by: Forest Camp), is in training and being pointed to the races this year. Swingman, a two-year old colt by Tonalist out of Eternal Grace (by: Gilded Time), is in training and being pointed to the races this year. An unnamed yearling filly by Munnings out of Indy Annestesia (by: A.P. Indy) is on the farm.

What is special about this group of horses?

The portfolio's lineup is led by Max Player, a G3 Winner of two races in three starts, having never finished worse then second. Max Player is being pointed to Belmont Stakes on June 20th. Adara is a well-bred colt by classic winner, Empire Maker. His Dam has produced winners a graded stakes winner and is in the same family as Baby Zip, City Zip and Ghostzapper. Swingman is a well-bred colt by classic winner, Tonalist, and stakes-placed mare, Eternal Grace. While Max Player contributes the majority of the value to the corporation today, the other three horses provide enhanced value potential to the overall corporation.

How are you different then horse racing syndicates?

SportBLX's goal is to bring the thrill of thoroughbred ownership to more people around the world. The corporation is designed to be a portfolio and an ongoing enterprise, providing investors diversification and potential enhanced liquidity in the future. We are different than syndicate models in the industry and do not charge a markup to our investors.

What special events are available to investors?

Investors will have access to unique content on the SportBLX site and be eligible for unique on-track experiences.

What if I'm an accredited investor and want to invest more than is allowed through crowdfunding?

SportBLX Thoroughbreds Corp also has a Reg D offering for the company that is open for accredited investors at https://sportblx.com/offerings/sportblx-thoroughbreds/ .

Are there any purchase rights for stallion prospectors?

All horses in the portfolio have strong pedigrees on both sides of their families. Owners of 5% of SportBLXThoroughbreds will have a right of first offer in a sale of any of the horses. Please see the Offering Memorandum for more details.

What level of liquidity will your shares hold? Can I sell my shares?

Shares are restricted from transfer for a period
of time under applicable federal securities laws. The Securities Act and the rules of the SEC provide in substance that shareholders may dispose of the shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The company has no obligation or intention to register any of the shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the shares become freely transferable, a secondary market in the shares may not develop. The company advises that shareholders should understand that they bear the economic risks of the investment in the shares for an indefinite period of time.

What is the pedigree for each?

Please see uploaded documents in the "Story" section or visit
https://sportblx.com/offerings/sportblx-thoroughbreds/ .

What are the use of proceeds?

Money raised from this offering will be used to purchase additional racehorses and pay expenses arising from the training, care, and other typical expenses necessary to manage a horse. At the minimum offering size of $276,000, an additional 10% of Max Player and 25% of Adara will be purchased. At the Reg CF maximum offering size of $1,070,000, an additional 25% of Max Player, 100% of Adara and 86.4% of Swingman and the unnamed filly will be purchased.

How are expenses allocated for each horse?

Expenses are split between training, care, housing, and other expenses associated with owning racehorses. We plan on setting aside capital to meet the operating expense needs of the horses.

Why did you choose this idea?

Our founders have a long history as successful individual owners in the racing industry. However, even with champion horses, it is difficult to connect with fans and the general public. With SportBLX Thoroughbreds, we seek to let the public gain access to the thrill of thoroughbred ownership while also engaging the horse racing community with a more personal connection to the racehorses they love.

What is the difference between SportBLX and SportBLX Thoroughbreds?

SportBLX is a web-based portal that allows fans and investors to own unique assets in sports. SportBLX Thoroughbreds is corporation which owns a portfolio of racehorses and is selling shares through SportBLX and Wefunder.

How will you make money?

SportBLX Thoroughbreds will earn money through race winnings, breeding rights, and any potential sales of the horses in our portfolio.

What is your team's experience in the industry?

George Hall is the Executive Chairman and co-founder of Sport-BLX, Inc., a financial technology company, and the CEO and founder of Clinton Group, Inc., an investment firm founded in 1991. In 2004, Mr. Hall bought four yearlings for a combined $180,000 and two became stakes winners, including Fagan's Legacy, named for George's grandfather. Since then, he has owned, bred and raced horses and won the 2011 Belmont Stakes at the very track where he was introduced to the game as a child by his grandfather.

How is the value of Company determined for the offering?

As of late February 2020, the appraised values for the three owned horses are $1.75 million for Max Player and $100,000 each for Swingman and the unnamed yearling filly (the appraisals are set forth as an attachment on the site). Thus, the Company's value today is approximately $280,000 including cash on hand. The Company has 3,078 shares outstanding, so the capital raise is being done at $92.00 per share.

What are the fees associated with the company?

The company's management team and board has no compensation at present. Pursuant to master services agreement which will be put in place at the closing of the offering, SportBLX will provide management and administration services to the company for a fee of 10% of assets under management. In addition, after paying dividends to shareholders equal to the offering amount, the company will pay a performance fee equal to 20% of the amount of funds that the board determines to distribute, with 80% being paid as dividends to shareholders. The offering amount is the post-money valuation of the company after the closing of the offering.

How has the horse racing industry responded to COVID-19?

The horse racing industry is resuming racing in the near-term without fans. Schedules have been altered and modified, and there is hope for a return to normalcy (although without fans).

Financials

SportBLX Thoroughbreds has financial statements ending December 31 2019. Our cash in hand is $16,388, as of February 2020. Over the three months prior, revenues averaged $5,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,000/month.

At a Glance

January 14 to December 31


$$$$

$0
Revenue



$0
Net Profit


IOU!

$0
Short Term Debt



$0
Raised in 2019



$16,388
Cash on Hand
As of 02/27/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

SportBLX Thoroughbreds' goal is to bring the thrill of thoroughbred ownership to fans and investors. The corporation owns minority interests in several racehorses - including 13.6% of each of Max Player, Swingman, and an Unnamed Munnings Filly - and is providing the general public an opportunity to own part of a Kentucky Derby contender in Max Player. Investors will have access to unique content on the SportBLX site and be eligible for unique on-track experiences.

We would like the corporation to be a powerhouse in the racing industry executing our mission to innovate and bring new owners into the sport. With Max Player's recent victory our company has already gained significant traction in the racing industry. Besides owning runners in stakes races, we would like to have an established band of broodmares and interests in stallion prospects to benefit investors from the breeding business. We will work tirelessly to preserve and increase shareholder value.

Milestones

SportBLX Thoroughbreds Corp. was incorporated in the State of Delaware in June 2019. Sport-BLX, Inc. ("SportBLX") is a financial technology company that is in the business of securitizing and listing unique sports assets. SportBLX Thoroughbreds Corp. (the "Corporation") is an entity in the business of buying, racing and breeding racehorses. The Corporation is capitalized with class A and class B stock, the latter which is voting and controlled by SportBLX. The Corporation's officers are SportBLX employees as well. Besides the master services agreement in place and SportBLX's ownership of class B shares, there is no other financial arrangement with the Corporation. There are no shared assets, liabilities, royalties, etc. One way to look at the Corporation has an outsourced management team staffed by SportBLX.

Since then:

- We are giving investors an opportunity to own a high quality stable of well-bred racehorses.
- One of the portfolio thoroughbreds, Max Player, has already earned a spot on the Kentucky Derby points leaderboard by winning the Withers Stakes.
- All four thoroughbreds have strong pedigrees on both sides of their families. SportBLX Thoroughbreds owns 13.6% of the racehorses.
- Owners of 5% of SportBLX Thoroughbreds Corp. will have a right of first offer in a sale of any of the horses.
- Limited opportunity to own an equity stake in the company and partner with some of the most successful names in the industry as a co-owner.
- Unlike other syndicate models, there is no markup from the syndicate manager.
- Owners will have access to unique content on the SportBLX site and be eligible for unique on-track experiences.

Historical Results of Operations

Our company was organized in June 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0.
- *Assets.* As of December 31, 2019, the Company had total assets of $0, including $0 in cash.
- *Net Income.* The Company has had net income of $0 for 2019.
- *Liabilities.* The Company's liabilities totaled $0 for 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $51,200 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SportBLX Thoroughbreds Corp. cash in hand is $16,388, as of February 2020. Over the last three months, revenues have averaged $5,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,000/month, for an average burn rate of $0 per month. Our intent is to be profitable in 6 months.

In January of 2020, the Company issued 512 shares to accredited investors in exchange for a 13.60% stake in three thoroughbred racehorses, one of whom, Max Player, had already raced twice in 2019.

On February 1, 2020, Max Player won the Grade III Withers Stakes (the "Withers") at Aqueduct Racetrack in New York. The Withers is one of the prep races for 3-year-old thoroughbreds that awards points on the road to the Kentucky Derby. Max Player earned 10 points and took home the winner's share of the $250,000 purse. As a result, Max Player's appraisal value has increased materially.

The Company plans to offer additional shares to accredited investors through a Reg D offering and to non-accredited investors by way of a Reg CF offering through Wefunder. The offering will include a 100% stake in Adara, a two-year-old Empire Maker colt out of Mattie Camp.

The Company is planning on doing a 6:1 stock split prior to these issuances.

Management has evaluated subsequent events through February 24, 2020, the date that these financial statements were available to be issued, and determined that no subsequent events, except for those stated above, occurred that would require recognition or additional disclosure in the financial statements.

Horse racing is highly volatile. Revenues are realized from purses from winning races or a sale of racehorses. There is no guarantee that the Company will generate revenues in the next 3-6 months. It's extremely difficult to predict revenues; they could be zero, or they could be $100k if Max Player were to win a race. Expenses for horses run between $5,000 and $6,000 per month. Our expenses will fluctuate depending on how much we ultimately buy of the horses. In the maximum offering case, we expect to incur $17,000 to $20,000 per month for operating expenses.

The corporation is designed to sustain expenses with its current balance sheet and ownership level. However, if needed the directors and officers or SportBLX would step in on an as needed basis. They also intend to raise additional capital through Reg D from friends and family and their extended network.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
N/A

Gross Margin:
N/A

Return on Assets:
N/A

Earnings per Share:
$0.00

Revenue per Employee:
N/A

Cash to Assets:
N/A

Revenue to Receivables:
~

Debt Ratio:
N/A

19.12.31 Financial Statement SportBLX.pdf

Risks

1. This is a very young company.

   The company was incorporated on January 14, 2019. It is a startup company that has not yet started operations, and has not started full operations. There is no history upon which an evaluation of its past performance and future prospects can be made. Thoroughbred racing is an intensely competitive activity, and we will be competing with persons who have significantly greater experience and financial resources than we do. There can be no assurance that we will be successful in our endeavors.

2. The company's performance is entirely dependent upon the performance of the horses it owns.

The company's sole source of revenues will be derived from the performance of the horses. The company may receive winnings resulting from the performance of the horses in races, or profits from the sale of one or more horses. The company may potentially be able to charge stud fees if any of its horses are successful enough. All of these payments will be received net of commissions. If the horses do not win any purses, the company may receive no revenues, and yet still be responsible for the upkeep of the horses. Since a horse's performance is affected by the skill of its trainer and jockey, the decisions made by management with respect to choice of trainer, jockey and the races in which the horses are entered will affect whether the company generates any revenue. Investors will have no input into these decisions.

3 Not all the horses to be owned by the company have been selected, and management may pick horses that fail to perform.

A portion of the proceeds of this offering may be used to buy additional horses to those identified. All decisions with respect to acquisition or selling of horses will be made by management of the company, without any input from investors, and investors may disagree with the decisions made by management.

4 Not all of the horses have been assigned to a specific trainer.

A horse's performance and value is greatly affected by its trainer. Not all of the horses that we are acquiring or may acquire in the future are assigned to a specific trainer, and there can be no assurance that we will select the best trainer for any particular horse, or that we will be able to place every horse with a trainer. Since the company has no training facilities of its own, this will mean the prospect of any revenues from any horses that are not placed with a trainer are greatly diminished.

5 The company will be required to pay trainer fees and other outgoings with respect to the horses whether or not any of its horses win any races.

We anticipate entering into customary contracts with trainers. Under these contracts, we will be required to pay for the upkeep of the horses, regardless of the horses' success. The company will thus be subject to significant expenses, which the revenues received may not offset. We will also be required to pay SportBLX Inc. fees for management of the company's operations. We may ultimately pay more in expenses than we receive in revenues.

6 The cost of racing is unpredictable and speculative and may negatively impact the company's ability to generate revenue.

The company will be subject to increases in operation costs, labor rates and other variable costs, such as costs of feed and grain and costs of transporting animals (all of which are subject to inflationary pressure and should be expected to increase), to an extent which cannot be matched by increases in revenue. The racehorse industry, like other industries, is subject to labor disputes, labor shortages, and government intervention, changes in laws, licensing or regulatory restrictions may adversely impact the availability of grooms, trainers, jockeys and other horse industry workers. Adverse weather and economic conditions may result in unforeseen circumstances including, without limitation, restrictions on attendance at a particular race or racetrack, ability to transport the horses, and increases in costs or decreases in revenues. Changes in government regulations, whether or not relating to the horse racing industry, may result in additional expenses or reduced revenue from operations.

7 The valuation of racehorses is a highly speculative matter and the market for racehorses is extremely volatile. If the valuation of the company's horses decreases, the company will still be responsible for the expenses of maintaining, training and racing its horses at lower level races or smaller venues, which could negatively impact the revenues from the horse.

The valuation of racehorses is a highly speculative matter and prices have fluctuated widely, particularly in recent years. The success of the company will be dependent upon the present and future values of racehorses generally, and of the company's horses in particular, and the racing industry in general, as well as the racing success of the company's horses. Although the future value of horses generally cannot be predicted, it will be affected by general economic conditions such as inflation, employment, recessions, tariffs, unstable or adverse credit market conditions, other business conditions, the amount of money available for investment purposes, and continued interest of investors and enthusiasts in the racehorse industry. In the past, there has been growing foreign investment in certain types of racehorses, and the continued ability of foreign investors to acquire horses is subject to change due to economic, political or regulatory conditions. The value of racehorses is also subject to federal income tax treatment of racing and related activities, the continuation or... more

8 There can be no assurances that the performance or value of any horse owned by the company will not decrease in the future, which may have an adverse impact on the company's activities and financial position.

The business of owning, training and racing horses is a high-risk venture. There is no assurance that any horse acquired by the company will be successful. Horses are subject to aging, illness, injury and disease, which may result in permanent or temporary retirement from racing, restrictions in racing schedules, layups, and even natural death or euthanasia of the animal. There can be no assurances that the value of any horse which may be acquired and owned by the company will not decrease in the future or that the company will not subsequently incur losses on the racing careers or sale or other disposition of any or all of the horses. No combination of management ability, experience, knowledge, care or scientific approach can avoid the inherent possibilities of loss. While the company believes that there is a market for horse breeding, training and racing, that market is highly volatile. The horse industry is dependent upon the present and future values of horses and of the company's horses in particular. The company can provide no assurance that it will be successful in its proposed activity. The expenses incurred may result in operating losses for the company and there is no assurance that the company will generate profits or that any revenues generated will be... more

9 If a horse is unsuccessful in racing, becomes sick or injured, the company's revenue will be adversely affected.

Horse racing is extremely speculative and expensive. A horse in which the company owns must earn enough through racing to cover expenses of boarding and training. If a horse in which the company owns is unsuccessful in racing, its value will be adversely affected. Furthermore, revenues from racing are dependent upon the size of the purses offered. The size of the purses depends in general on the extent of public interest in horse racing, and in particular on the relative quality of the specific horses in contention in any specific meeting or race. Although public interest has been strong in recent years, there is no assurance that public interest will remain constant, much less increase. Legalized gambling proliferating in many states threatens to curtail interest in horse racing as a means of recreation. In addition, there is no assurance that a horse owned by the company will be of such quality that they may compete in any races which offer purses of a size sufficient to cover the company's expenses.

10 The company may purchase insurance on its horse which could require company resources to be spent to cover any losses from the death or injury of a horse.

At the discretion of management, insurance may be purchased for a horse. There is no guarantee that any or all of the company's horses will be insured. Mortality insurance insures against the death of a horse during the company's ownership. Medical insurance covers possible risks of injury during racing or training. Liability insurance covers the risk that the horse causes death, injury or damage to persons or property. Without insurance, the company is responsible for the cost of injury of veterinary expenses, surgery, and rehabilitation, or in the event of death, the company will lose its investment in the horse. The payment of such liabilities may have a material adverse effect on our financial position.

11 Horse racing could be subjected to restrictive regulation or banned entirely, which could adversely affect the conduct of the company's business.

The racing future of and/or market for the horses in which the company owns depends upon continuing governmental acceptance of horse racing as a form of legalized gambling. Although horse racing has a long history of acceptance in the United States and as a source of revenue, at any time, horse racing could be subjected to restrictive regulation or banned entirely. The value of the company's horses would be substantially diminished by any such regulation or ban. Horse racing is regulated in various states and foreign countries by racing regulatory bodies which oversee the conduct of racing as well as the licensing of owners, trainers and others. Further, other forms of gambling are being approved throughout the United States and therefore no assurance can be provided that the legalization of other forms of gambling and competition from non-gambling sports and other activities will not adversely affect attendance and participation, and therefore the profitability of horse racing and sales.

12 A decrease in average attendance at races coupled with increasing costs could jeopardize the continued existence of certain racetracks which could negatively impact the company's operations.

A decrease in average attendance per racing date coupled with increasing costs could jeopardize the continued existence of certain racetracks which could impact the availability of race tracks available for horses in which the company owns to race at and then negatively impact its operations.

13 Industry practices and structures have developed which may not be attributable solely to profit-maximizing, economic decision-making which may have an adverse impact on the company's business.

Because horse racing is a sport as well as a business, industry practices and structures have developed which not be attributable solely to profit-maximizing, economic decision making. For instance, a particular bloodline could command substantial prices owing principally to the interest of a small group of individuals having particular goals unrelated to economics. A decline in this interest could be expected to adversely affect the value of the bloodline.

14 The company maybe a minority owner of a horse and thus it may not have sufficient control regarding the training or racing of that horse.

The company will not always be a majority owner in a particular horse. Therefore, despite its best efforts to build in oversight rights and major decision rights (such as the sale of the horse) the company may have minimal input with regard to the race selection and training of the horse. As a result, the company may be dependent on the majority owners' decisions as to when and where to race or show that horse and to its training regime. Additionally, there are situations in which a trainer or owner may have a conflict of interest which could negatively impact the ability of a horse to be placed in a particular race and given priority in workout times, jockeys or stabling.

15 Competitive interests and other factors can have unforeseen consequences.

The horseracing industry is highly competitive and speculative. Horseracing in the United States and in foreign countries draws competitors and participants from locations throughout the United States and overseas, who have been in the business of horseracing for many years and have substantially greater financial resources than the company. The company will be competing in its racing and selling activities with such persons. Similarly, horse markets are international, and auctions are frequently internationally advertised. This can be favorable in that it increases the value of the horses but, by the same token, the company has little influence and may not be able to compete with such competitors in the acquisition of horses. The company will be competing in the purchase and sale of horses with most of the major horse breeders and dealers in the United States and foreign countries. Thus, prices at which the company buys or sells its horses may vary dramatically. Market factors, which are beyond the company's control, will greatly affect the profitability of the company. Such factors include, but are not limited to, auction prices, private sales, foreign investors, federal income tax treatment of the racing industry and the size of racing purses. Further, the company and the concept of crowd-funding in the racehorse industry is a new venture and thus the risk of unforeseen issues and problems is high.

16 The company depends on a small management team and may need to hire more people to be successful.

The success of the company will greatly depend on the skills, connections and experiences of its management. The company has not entered into employment agreements with its executives. Should any of them discontinue working for the company or affiliated entities, there is no assurance that the company will continue. Further, there is no assurance that the company will be able to identify, hire and retain the right people for the various key positions.

17 Control of the company is in the hands of Sport-BLX, Inc.

SPORTBLX owns six Series B Common Tokens issued by the company and thus has sole voting power over all the actions of the company, except where specified by Delaware corporate law. Investors in this offering will have no power to determine the management or operations of the company. SPORTBLX is operated by George Hall and Joseph De Perio.

Upon closing of the offering, SPORTBLX provides management and administration services to the company for a fee of 10% of assets under management. In addition, after paying dividends to shareholders equal to the offering amount, the company will pay a performance fee equal to 20% of the the amount of funds that the board determines to distribute, with 80% being paid as dividends to shareholders. The offering amount is the post-money valuation of the company after the closing of the offering.

18

The company has no intention of paying dividend payments on a regular schedule as revenues are irregular, seasonal, and unpredictable.

Pursuant to our bylaws, the board of directors has the power to declare dividends from time to time, but there is no obligation to do so.

The revenues, if any, of the company may be highly irregular and seasonal. While management will endeavor to sell horses for cash at the time of sale, there can be no assurance that other payment terms will not be required by the relevant market conditions.

Revenues from racing winnings will depend upon the performance of the company's horses. Moreover, the payment of dividends is subject to the provisions of Delaware law, which condition the payment of dividends upon the company's having net earnings. The consequent variance in the amount or the timing of the company's dividends, if any, could pose particular risks for investors who seek to transfer their Shares at any given time.

19

The offering price has been arbitrarily set by the company.

The offering price of the Shares has been arbitrarily set by the company based upon its expected financial requirements. The offering price of the Shares is not necessarily indicative of their value. No assurance can be given that the Shares, if transferred, could be sold for the offering price or for any other amount.

20 The exclusive forum provision in the company's Certificate of Incorporation may have the effect of limiting an investor's ability to bring legal action against the company and could limit an investor's ability to obtain a favorable judicial forum for disputes.

Section IX of the company's Certificate of Incorporation contain exclusive forum provisions for certain lawsuits. In addition, in section XIV of the Subscription Agreement states that parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Pennsylvania without regard to the principles of conflicts of laws. Any suit, action or other proceeding arising out of or based upon this Agreement shall be subject to the provisions of the Arbitration Agreement which is incorporated in the Subscription Agreement

There is also the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business and financial condition.

21

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement and claims where the forum selection provision is applicable, which could result in less favorable outcomes to the plaintiff(s) in any such action.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws. Further, the Court of Chancery in Delaware is a non-jury trial court and therefore those claims will not be adjudicated by a jury. See Section 15 in the subscription agreement.

If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the company's knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, in the Court of Chancery in the State of Delaware. In... more

22 Investors cannot easily resell the securities.

The Shares are "restricted" under the Securities Act. There are strict limitations on how you can resell your securities for the next year, and they cannot be easily resold even after that year.

More importantly, there is no market for these securities, and there might never be one. That means the money you paid for these securities could be tied up for a long time.

23

The provisions of Section 12(g) of the Securities Exchange Act may result in our having to limit transfers of the Shares.

Section 12(g) of the Securities Exchange Act of 1934 provides that if a company acquires 2,000 holders of record of any class of its equity securities (or 500 non-accredited holders), it must register under the Exchange Act and become a fully-reporting public company, which would be a burden for a small company. To the extent any trading market develops for the Shares we may therefore limit transfer in order not to trigger the thresholds of Section 12(g). This may have the result of reducing any eventual trading in our Shares, and the price of such Shares.

24 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

25 Peter Rawlins is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

26 Joseph De Perio is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

27 George E. Hall is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

28

Impact of non-compliance with regulations.

The company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and Sport-BLX, Inc. will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"). The company has taken the position that the underlying assets are either (i) not "securities" within the meaning of the of the Investment Company Act or the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses, and the company may be forced to liquidate.

29 Joseph De Perio is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

30 George E. Hall is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

31 Peter Rawlins is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Joseph De Perio	President @ Sport-BLX, Inc.	2019
George E. Hall	CEO @ Sport-BLX, Inc.	2019
Peter Rawlins	Executive Vice President @ Sport-BLX, Inc.	2019

Officers

OFFICER	TITLE	JOINED
Joseph De Perio	Secretary Treasurer	2019
George E. Hall	President	2019
Peter Rawlins	Officer	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Sport-BLX, Inc	6 Class B Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$42,052	Priced Round
01/2020	$51,200	Priced Round

Outstanding Debts

None.

Related Party Transactions

Name	George E. Hall and K&G Stables LLC
Amount Invested	$51,200
Transaction type	Other
Issued	01/31/2020
Relationship	George E. Hall is the corporation's President and Director. He is owner of K&G Stables LLC. Pursuant to the fundraising round closed on 1/31/20, the corporation purchased a minority interest of racehorses owned by Mr. Hall and K&G Stables LLC.

Use of Funds

$50,048	Approximately 63% of proceeds will to purchase 10% of Max Player. Approximately 21% of proceeds will purchase 25% of Adara. 7.5% of proceeds will pay WeFunder. Remainder (8.5%) will be allocated for balance sheet cash.
$1,069,960	Approximately 40% of proceeds will to purchase 25% of Max Player. Approximately 21% of proceeds will purchase 100% of Adara. Approximately 8% of proceeds will purchase 86% of Swingman. Approximately 8% of proceeds will purchase 86% of Unnamed Filly. 7.5% of proceeds will pay WeFunder. Remainder (15.5%) will be allocated for balance sheet cash.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series A Common Stock	99,999	3,072	No
Series B Common Stock	6	6	Yes

The Funding Portal

SportBLX Thoroughbreds is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.